June 4, 2021

Via EDGAR

Ken Ellington, Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Adams Diversified Equity Fund, Inc., File No. 811-00248

Adams Natural Resources Fund Inc., File No. 811-02736

Dear Mr. Ellington:

In a telephone conversation on April 29, 2021, you communicated the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comments on the most recent Annual Reports of Adams Diversified Equity Fund, Inc. (“ADX”) and Adams Natural Resources Fund, Inc. (“PEO,” and together with ADX, the “Funds”) that were filed with the Commission on February 24, 2021. A summary of the Staff’s comments, along with the Funds’ responses, is set forth below.

Comments related to both ADX and PEO:

1.	In the Investment Growth section of the annual report to shareholders (“ARS”), please include each Fund’s index in the graph that shows the value of a hypothetical $10,000 investment in the Fund.

Response:

We acknowledge the Staff’s comment and going forward, the Funds will include this information, as directed in Instruction 4.g. under Item 24 of Form N-2, in the graph included in the Investment Growth section of the ARS.

2.	In the Statement of Assets and Liabilities, for affiliated investments please disclose (i) the value at the beginning of the period, (ii) gross additions, (iii) gross reductions, and (iv) the value at the close of the period, as required by Article 12-14, footnote 1(b) of Regulation S-X.

Response:

It is our understanding that the referenced requirement under Article 12-14 applies only if “there has been any increase or decrease in the amount of investment in and advance to any affiliate.” Therefore, for periods where no increase or decrease occurs, this additional disclosure is not applicable. There was no increase or decrease in the investments in affiliates for 2020.  For ADX’s investment in PEO, the only change in the investment value was the change in unrealized appreciation as disclosed in Note 1 of the Notes to Financial Statements.  The value at the close of period was disclosed in the Schedule of Investments.  Going forward, we will include a table in the footnotes to the Schedule of Investments that includes: affiliate name, shares held, realized gain and capital gain distributions, dividend income, change in unrealized appreciation, and value at the end of the period.

Ken Ellington, Staff Accountant

June 4, 2021

3.	In the Financial Highlights, briefly explain in a note to the Financial Highlights the differences between the calculation of Total Return based on market price and the calculation of Total Return based on net asset value (“NAV”) as required by Instruction 14 to Item 4.1 of Form N-2.

Response:

We acknowledge the Staff’s comment and going forward, the Funds will include this information in a footnote to the Financial Highlights.

4.	In Item 4 of Form N-CSR, each Fund discloses that all services performed in 2020 and 2019 were pre-approved by the Audit Committee. In accordance with the requirements of Item 4(e)(2) of Form N-CSR, this disclosure should reflect situations where the pre-approval requirement was waived, not where pre-approval was obtained. Please confirm that no waivers occurred in 2020 or 2019, and that going forward, this disclosure will reflect the occurrence or absence of a waiver of the preclearance requirement.

Response:

The Funds each confirm that for the audited periods ended December 31, 2020 and December 31, 2019, no waiver (0%) of the pre-approval requirements occurred. Going forward, the Funds will disclose whether and to what extent any waiver of Audit Committee pre-approval(s) occurred.

5.	In future filings, please include full derivatives risk disclosure in the Summary Fund disclosure information for each Fund and do not refer to the risk described in the Notes to the Financial Statements.

Response:

We acknowledge the Staff’s comment and going forward, the Funds will include this information, as applicable, under “Summary Fund Information.”

*   *   *   *   *

Ken Ellington, Staff Accountant

June 4, 2021

We appreciate this opportunity to respond to the matters raised by the Staff and believe that the foregoing fully addresses the Staff’s comments. Please call the undersigned at (410) 752-5900 if you wish to discuss this correspondence further.

Sincerely,

/s/ Janis F. Kerns

Janis F. Kerns

General Counsel & Corporate Secretary

cc:	Mark Stoeckle, Chief Executive Officer

Brian Hook, Chief Financial Officer